SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE TO-T/A
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
BADGER PAPER MILLS, INC.
(Name of Subject Company (Issuer))
BOMARKO, INC. (Offeror)
JAMES D. AZZAR
EXTRUSIONS DIVISION, INC.
(Names of Filing Person (identifying status as Offeror, Issuer or Other Person) Common Stock, Without Nominal or Par Value
(Title of Class of Securities)
056543101
(CUSIP Number of Class of Securities)
Robert C. Shaver
Rhoades McKee
161 Ottawa Avenue NW
Suite 600 Waters Building
Grand Rapids, Michigan 49503
(616) 233-5143
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on behalf of the Filing Person) CALCULATION OF FILING FEE
TRANSACTION VALUATION*   AMOUNT OF FILING FEE: NONE
*Set forth the amount on which the filing fee is calculated and state how it was determined.

Not required in connection with this filing which contains solely preliminary communications made before the commencement of a tender offer.


[ ]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                 Filing Party:

Form or Registration No.:                                Date Filed:
[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] Third-party tender offer subject to Rule 14d-1.
[ ] Issuer tender offer subject to Rule 13c-4.
[ ] Going-private transaction subject to Rule 13e-3.
[X] Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:

This Schedule TO-T/A amends and supplements the Tender Offer
Statement filed under cover of Schedule TO with the Securities and Exchange Commission on September 14, 2005. As a result of discussions between Mr. Azzar and Badger Paper Mills Inc., Mr. Azzar does not plan to conduct a tender offer.

Instead, Mr. Azzar and Badger Paper Mills Inc. entered into a Letter of Intent on September 20, 2005 under which a newly formed corporation wholly owned by Mr. Azzar and Badger Paper Mills Inc. will participate in a Merger Agreement. Under the terms of the proposed Merger
Agreement the existing shareholders of Badger Paper Mills Inc. would receive $1.25 per share at closing. The specific details of the Letter of Intent were disclosed by Badger Paper Mills Inc. in its Form 8-K filed with the Securities and Exchange Commission on September 23, 2005.

Concurrent with the filing of this Schedule TO-T/A, Bomarko, Inc., James D. Azzar, and Extrusions Division, Inc. filed Amendment No. 1 to
Schedule 13(d).

Attachment:  Letter dated September 29, 2005


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